UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-38313

Amber International Holding Limited

(Registrant’s name)

1 Wallich Street, #30-02 Guoco Tower, Singapore 078881

Tel: +65 60220228

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Amber International Holding Limited Announces Changes of Directors

Amber International Holding Limited (the “Company” or “Amber International”) today announced that, effective May 21, 2026, Ms. Noorsurainah Tengah (“Ms. Tengah”) has been appointed as a new member of the Company’s board of directors (the “Board”). Ms. Tengah will also serve on the Board’s Corporate Governance and Nominating Committee and Investment Committee.

Ms. Noorsurainah Tengah brings significant professional experience in sovereign wealth investment, alternative assets, and institutional asset management to the Board. She currently serves as Head of Alternative Assets and Listed Assets at the Brunei Investment Agency (BIA), the sovereign wealth fund of the Government of Brunei, a position she has held since December 2019. At BIA, she is also a member of both the Investment Committee and the Management Committee. In addition to her role at BIA, Ms. Tengah currently serves as an Independent Non-Executive Director of Mapletree Industrial Trust Management Ltd. (the manager of Mapletree Industrial Trust (SGX: ME8U)) since April 2023 and as a Director of Perennial Holdings Private Limited and Perennial Group Private Limited since May 2024. Over the preceding five years, Ms. Tengah has held various senior leadership and board positions, including directorships at EG Acquisition Corp. (NYSE: EGGF) and Boqii Holding Limited (NYSE: BQ). During her tenure at BIA, she previously served as Head of Alternative Assets and Real Estate. Ms. Tengah holds a Master’s degree in Finance and Economics from Manchester Business School in the United Kingdom, and has completed the Program for Leadership Development at Harvard Business School. She is a Chartered Financial Analyst (CFA) charterholder and a Chartered Alternative Investment Analyst (CAIA).

Additionally, the Company announced that Mr. Wayne Huo (“Mr. Huo”) has resigned from his roles as director of the Board and his respective committee positions.

“We are pleased to welcome Ms. Tengah to our committees,” said Michael Wu, Chairman of the Board and Chief Executive Officer of Amber International. “Her deep financial industry expertise and strategic insight in both private and public markets will be instrumental in advancing the Company’s strategic priorities and driving its continued growth. On behalf of the Board, I would also like to extend our sincere gratitude to Mr. Huo for his dedication and valuable contributions to Amber International throughout his tenure with the Company.”

Following the foregoing changes, the Company’s Board will consist of four directors, namely Mr. Michael Wu, Mr. Bo Shen, Ms. Vicky Wang and Mr. Yi Bao, and five independent directors, namely Ms. Noorsurainah Tengah, Ms. Jiao Jie, Mr. Lub Bun Chong, Mr. Philip Kan and Mr. Winson Ip Wing Wai, effective May 21, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Amber International Holding Limited

By:	/s/ Josephine Ngai
Name:	Josephine Ngai
Title:	Chief Financial Officer

Date: May 21, 2026

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